UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 8, 2017, VTTI Energy Partners LP (the “Partnership”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VTTI B.V. (“VTTI”), its indirect parent, VTTI MLP Partners B.V. (“MLP Partners”), VTTI Merger Sub LLC, a wholly owned subsidiary of MLP Partners (“Merger Sub”), and VTTI Energy Partners GP LLC, the general partner of the Partnership. Pursuant to the provisions of the Merger Agreement, on the closing date VTTI will acquire, for cash, all of the outstanding publicly held common units representing limited partner interests in the Partnership (the “common units”), and the separate existence of Merger Sub shall thereupon cease.

Under the terms of the Merger Agreement, at the effective time of the Merger, the common units will be exchanged for the right to receive $19.50 per common unit. In addition, unitholders of the Partnership will continue to receive regular quarterly distributions of $0.336 per common unit for each completed quarter prior to the closing date. Completion of the transaction is expected to occur in the third quarter of 2017, subject to the satisfaction of certain conditions, including certain regulatory approvals and the approval of the merger agreement and the transactions contemplated thereby by (1) a majority of the outstanding Partnership common units held by unitholders unaffiliated with VTTI, voting as a class, and (2) a majority of the outstanding Partnership subordinated units, voting as a class. VTTI indirectly owns 100% of the subordinated units and has agreed to vote its subordinated units in favor of the merger. Upon closing, the Partnership will cease to be a publicly traded partnership.

In connection with the transaction, the Board of Directors of the general partner of the Partnership (the “GP Board”) established a committee composed of three independent directors (the “Conflicts Committee”) to consider VTTI’s offer. Following a period of discussion with VTTI and its advisors, the Conflicts Committee approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are in the best interests of the Partnership and the holders of the common units unaffiliated with VTTI. Based on the recommendation of the Conflicts Committee, the Board of Directors approved the merger agreement and recommended that the Partnership’s unitholders approve the merger.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference.

Additionally, on May 8, 2017, the Partnership issued a press release announcing entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 8, 2017, among VTTI B.V., VTTI MLP Partners B.V., VTTI Merger Sub LLC, VTTI Energy Partners LP and VTTI Energy Partners GP LLC.

99.1	Press Release of VTTI Energy Partners LP, dated May 8, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP

By: VTTI Energy Partners GP LLC, its general partner

Date: May 8, 2017	By:	/s/ Robert Nijst
		Name:	Robert Nijst
		Title:	Chief Executive Officer

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